UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-38751

Tencent Music Entertainment Group

(Exact Name of Registrant as Specified in Its Charter)

Unit 3, Building D, Kexing Science Park

Kejizhongsan Avenue, Hi-Tech Park, Nanshan District

 Shenzhen, 518057, the People’s Republic of China

Tel: +86-755-8601 3388

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Tencent Music Entertainment Group Announces Completion of Acquisition of Ximalaya Inc.

Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced the completion of its acquisition of Ximalaya Inc. (“Ximalaya”), one of the leading online audio platforms in China.

As previously announced on June 10, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ximalaya and certain other parties thereto to acquire Ximalaya. On May 18, 2026, the acquisition of Ximalaya was completed pursuant to the terms of the Merger Agreement, where the equity securities of Ximalaya held by the relevant shareholders and participants of Ximalaya’s employee stock ownership plans were cancelled in exchange for a merger consideration consisting of, subject to applicable adjustments, (1) cash in an aggregate amount of up to US$1,260,000,000 and (2) up to an aggregate amount of 175,288,891 Class A ordinary shares of the Company (including Class A ordinary shares newly issued by the Company upon closing, as well as Class A ordinary shares underlying equity-based awards granted by the Company).

Following the closing of the acquisition, Ximalaya has become a wholly-owned subsidiary of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

Date:	May 18, 2026	By:	/s/ Cussion Kar Shun Pang
Name: Cussion Kar Shun Pang
Title: Executive Chairman